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TERMS AND CONDITIONS OF THE NOKIA RESTRICTED SHARE PLAN 2005


1.      Purpose and Scope of the Plan

               The purpose of the Nokia Restricted Share Plan 2005 (the "Plan") is to recruit, retain, reward and motivate selected high potential and critical employees, and to promote share ownership of these key employees. To accomplish these objectives Nokia Corporation ("Nokia") may grant selected employees of Nokia Group shares in Nokia under this Plan.

               Under the Plan a maximum of 6 250 000 Nokia shares (the "Shares") may be granted to eligible participants, subject to restrictions, terms and conditions under the Plan.

               Grants from this Plan may be made between January 1, 2005 and December 31, 2005, inclusive.

2.      Eligible Employees

               The Personnel Committee of the Nokia Board of Directors (the "Personnel Committee") shall determine the eligible employees of Nokia Group to be offered Shares under the Plan (the "Participants" or "Participant" as the case may be).

               Eligible to become Participants under the Plan are:

                 o  Key talent employees;

                 o  Employees with high potential; and

                 o  Employees, who are critical resources

               The Personnel Committee shall approve nominations for members of the Group Executive Board, other than the President and the CEO. The Personnel Committee shall recommend to the Board of Directors of Nokia (the "Board") for approval the nominations for the President and the CEO. In addition, the CEO of Nokia shall be authorized to approve grants to eligible employees, except for members of the Group Executive Board.

3.      Grant of Shares

               As described in paragraph 2 above, the Board, Personnel Committee or the CEO, as applicable, shall approve the grant of Shares. The grant of Shares means that the Participant is given an offer to receive a certain amount of Shares subject to the restrictions set forth below.

               The Participant shall acquire ownership of the Shares and all the rights relating to the Shares only after the end of the Restriction Period as defined below in paragraph 3.2 and provided that the other terms and conditions of the Plan are also met, as stated below.

               As a condition to receive the grant of Shares, the Participant will enter into an agreement, Restricted Share Agreement ("Agreement") with Nokia, which contains the conditions of the grant. These are consistent with the purpose of the Plan as approved by the Board. Entering into the Agreement, the Participant accepts the grant of
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               the Shares, the terms and conditions of the Plan, as well as the conditions applicable to the grant, as determined by Nokia. The following apply to the Restricted Shares and the grants made under the Plan:

                    3.1. Number of Shares Granted. Each Restricted Share Agreement shall specify the number of Shares the Participant has been granted. No fractional Shares shall be granted.

                    3.2. Restriction Period. The Shares shall be transferred to the Participant after a period of not less than 3 years from the date when the Shares are offered or granted to the Participant (the "Restriction Period") as specified in the Restricted Share Agreement. During the Restriction Period, the Participant does not have any legal ownership or any other rights relating to the Shares.

                    3.3. Rights of the Participant during the Restriction Period. The Participants shall not be entitled to any dividend or have any voting rights or any other rights as a shareholder to the Shares until the Shares have been transferred to the Participant after the end of the Restriction Period.

                    3.4. Prohibited transactions. The Participants are not entitled to enter into any derivative agreement or any other corresponding financial arrangement relating to the Shares until the Shares have been transferred to the Participant at the end of the Restriction Period.

                    3.5. Settlement of Shares. As soon as practicable after the end of the Restriction Period and subject to the fulfilment of the terms and conditions of the Plan, the Participant will acquire ownership of the granted amount of Shares, which shall be transferred to the Participant's personal book-entry or brokerage account designated by Nokia. At the same time, the Participant will acquire ownership of the Shares.

                    3.6. Changes in employment. If the employment of the Participant terminates prior to the end of the Restriction Period for any reason other than early retirement, retirement, permanent disability, (these events to be defined by Nokia at its discretion), or death, the Participant will not acquire ownership of the granted Shares and they will not be transferred to the Participant's account after the end of the Restriction Period. If the employment of the Participant terminates prior to the end of the Restriction Period by reason of early retirement, retirement, permanent disability (these events to be defined by Nokia at its discretion) or death, the ownership of the granted Shares will pass to the Participant and the Shares will be transferred to the Participant's account after the end of the Restriction Period. In cases of voluntary and/or statutory leave of absence of the Participant, Nokia has the right to defer the end of the Restriction Period of the Shares regarding such Participant.

                    3.7. Obligation to hold the Shares. Nokia may after the end of the Restriction Period and the transfer of the Shares to the Participant's account, require the Participant to hold, for a specified time period, such number of Shares equivalent to the Participant's after-tax net gain for the granted Shares.

                    3.8. Breaches of the Plan rules. If the Participant breaches the Plan rules and/or any instructions given by Nokia regarding the Plan, Nokia may at its discretion at any time prior to the end of the Restriction Period rescind the grant of Shares to such Participant.

                    3.9. High standard performance. If the performance, the contributions or leadership of the Participant significantly deteriorate at any time during the Restriction Period, Nokia reserves the right at its discretion at any time prior to the end of the Restriction Period to rescind the grant of Shares to such Participant. The circumstances that may lead to rescinding the grant of Shares are to be solely determined and interpreted by Nokia.
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                    3.10. Acceptance. The Participant shall accept all, none or a portion of the Shares by returning the Restricted Share Agreement signed to the Nokia contact person designated in the Agreement. Once the Participant has accepted the Shares, the acceptance may not be rescinded by the Participant.

                    3.11. Other provisions. The grant of the Shares does not constitute a term or a condition of the Participant's employment relationship with Nokia nor of the Participant's employment contract under applicable local laws. The Shares do not form a part of the Participant's salary or benefit of any kind.

                    3.12. Authorization and consents. Nokia has the right to require from the Participant the submission of such information or contribution that is necessary in the administration of the grants. This includes the authorization to Nokia or its assigns, in Nokia's absolute discretion, to arrange for the subscription or acquiring of Shares in order to settle the grant, and to sell Shares in order to settle any tax or social security liability on behalf of the Participant. By signing the Restricted Share Agreement, the Participant also consents to the processing of and transferring of all personal data given by him/her for the administration of the Plan.

4.      Administration

               Pursuant to the instructions given by the Board, the Plan shall be administered by the Personnel Committee. The Personnel Committee is empowered to adopt such rules, regulations and procedures and take such other measures, as it shall deem necessary or appropriate for the administration of the Plan. The Personnel Committee shall also have the authority to interpret and amend these Plan rules. The Human Resources Department of Nokia will assist the Personnel Committee in the day-to-day administration of the Plan.

               Nokia has the right to determine the practical manner of administration and settlement of the grants, including but not limited to the acquiring, issuance, sale, and transfer of the Shares to the Participant.

5.      Taxes and other Obligations

               Pursuant to applicable laws, Nokia is or may be required to collect withholding taxes, social security charges or fulfil other employment related obligations upon the receipt or sale of the Shares by the Participants. Nokia shall have the power to determine how such withholding or any other measures are arranged or carried out, including but not limited to potential sale of Shares for the fulfilment of such liability.

               The Participants are personally responsible for any taxes and social security charges associated with the grant of the Shares. This includes responsibility for any and all tax liabilities in multiple countries, if the participant has resided in more than one country during the Restriction Period. The Participants are advised to consult their own financial and tax advisers (at their own expense) before the acceptance of the grant of the Shares, i.e. signing the Restricted Share Agreement.

6.      Effectivity of the Plan

               The Plan shall become effective pursuant to the adoption by the Board. The Board may at any time amend, modify or terminate the Plan, including but not limited to situations where required resolutions by Nokia's General Meeting of Shareholders is not received. Such a resolution by the Board may also, as in each case determined by the Board, affect the grants then outstanding, but not settled.
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7.      Governing Law

               The Plan is governed by Finnish law. Disputes arising out of the Plan shall be settled by arbitration in Helsinki, Finland in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

8.      Other Provisions

               Any notices to the Participants relating to this Plan shall be made in writing, electronically or any other manner as determined by Nokia.

               The grant of Shares by Nokia to some Participants may be limited and/or subject to additional terms and conditions due to laws and other regulations outside Finland. Nokia has the right to transfer globally within Nokia Group and/or to an agent of Nokia Group any of the personal data required for the administration of the Plan and the settlement of the grants. The data shall be administered and processed by Nokia or any other person, agent or entity designated in the future. The Participant is entitled to request access to data referring to the Participant's person, held by Nokia or its agent and to request amendment or deletion of such data in accordance with applicable laws, statutes or regulations. In order to exercise these rights, the Participant must contact Nokia Group Legal department in Espoo, Finland.